Exhibit 99.1

EchoStar Announces Financial Results for the Three and Twelve Months Ended December 31, 2022

Englewood, CO, February 22, 2023—EchoStar Corporation (NASDAQ: SATS) announced its financial results for the three and twelve months ended December 31, 2022.

Three Months Ended December 31, 2022 Financial Highlights:

•Consolidated revenue of $499.9 million.
•Net income of $47.6 million, consolidated net income attributable to EchoStar common stock of $49.3 million, and basic and diluted earnings per share of common stock of $0.59
•Consolidated Adjusted EBITDA of $163.6 million (see discussion and the reconciliation of GAAP to this non-GAAP measure below).

Twelve Months Ended December 31, 2022 Financial Highlights:

•Consolidated revenue of $2.0 billion.
•Net income of $166.5 million, consolidated net income attributable to EchoStar common stock of $177.1 million, and basic and diluted earnings per share of common stock of $2.10.
•Consolidated Adjusted EBITDA of $656.0 million (see discussion and the reconciliation of GAAP to this non-GAAP measure below).

“The EchoStar team finished 2022 with a solid performance, continuing to optimize operations and asset yields,” said Hamid Akhavan, CEO and President of EchoStar. “In the near term, we remain focused on operating the business in an efficient manner and preparing for the launch of our upcoming EchoStar XXIV/JUPITER 3 satellite as a catalyst for new growth. We have also made tangible strides toward expanding our future capabilities as we begin construction on a global S-band mobile satellite service network.”

Three Months Ended December 31, 2022 - Additional Information:

•Consolidated revenue increased year over year. Higher equipment sales of $33.1 million to our domestic and international enterprise customers was offset by lower service revenues of $31.9 million, primarily due to lower broadband consumer customers.
•Adjusted EBITDA increased 2.5% or $4.0 million year over year.
◦Hughes segment Adjusted EBITDA increased $4.2 million year over year. The increase was driven primarily by lower sales and marketing expense for our broadband consumer business.
◦ESS segment Adjusted EBITDA increased $2.1 million year over year primarily due to higher revenue.
◦Corporate and Other segment Adjusted EBITDA decreased $2.3 million year over year. The decrease was primarily due to higher corporate expenses, partially offset by higher earnings of unconsolidated affiliates, net, of $1.3 million.
•Net income increased $127.7 million year over year. The increase was primarily due to higher operating income of $16.0 million, a favorable change in net interest expense of $17.0 million, a favorable change in investments of $42.5 million, and $55.3 million related to the impairment of our Dish Mexico equity investment that occurred in 2021. These items were partially offset by higher net income tax expense of $12.7 million.
•Hughes broadband subscribers totaled approximately 1,228,000, declining 57,000 from September 30, 2022. Our current capacity limitations and increased competitive pressures are impacting our consumer subscriber levels. In Latin America, subscriber levels were also impacted by adverse economic conditions and capacity allocation to community WiFi and enterprise opportunities.
•For the three months ended December 31, 2022, approximately 42% of Hughes segment revenue was attributable to our enterprise customers, increasing from 35% in the same period last year. The increase supports our strong focus on our enterprise business and diversification objectives.
•Cash, cash equivalents and current marketable investment securities were $1.7 billion as of December 31, 2022.
•The Jupiter 3/EchoStar XXIV satellite is expected to be launched during the second quarter of 2023.
Set forth below is a table highlighting certain of EchoStar’s segment results for the three and twelve months ended December 31, 2022 and 2021 (amounts in thousands) (all US GAAP amounts reference results from operations):

	For the three months ended December 31,		For the twelve months ended December 31,
	2022	2021	2022	2021

Revenue
Hughes	$491,075	$491,154	$1,966,587	$1,956,226
EchoStar Satellite Services	6,228	$4,871	20,533	$17,679
Corporate and Other	2,553	$2,619	10,973	$11,815
Total revenue	$499,856	$498,644	$1,998,093	$1,985,720

Adjusted EBITDA
Hughes	$182,467	$178,218	$726,752	$790,469
EchoStar Satellite Services	4,757	$2,704	14,416	$9,185
Corporate & Other:
Corporate overhead, operating and other	(24,235)	$(20,675)	(86,502)	$(82,615)
Equity in earnings (losses) of unconsolidated affiliates, net	561	$(723)	1,320	$1,892
Total Corporate & Other	(23,674)	$(21,398)	(85,182)	$(80,723)
Total Adjusted EBITDA	$163,550	$159,524	$655,986	$718,931

Net income (loss)	$47,580	$(80,083)	$166,548	$62,721
Expenditures for property and equipment	$76,517	$86,427	$325,891	$438,430

Reconciliation of GAAP to Non-GAAP Measurement (amounts in thousands):

	For the three months ended December 31,		For the twelve months ended December 31,
	2022	2021	2022	2021

Net income (loss)	$47,580	$(80,083)	$166,548	$62,721
Interest income, net	(21,223)	(5,887)	(50,900)	(22,801)
Interest expense, net of amounts capitalized	14,045	15,664	57,170	95,512
Income tax provision (benefit), net	15,308	2,579	66,675	65,626
Depreciation and amortization	110,397	122,465	457,621	491,329
Net loss (income) attributable to non-controlling interests	1,767	3,735	10,503	10,154
EBITDA	167,874	58,473	707,617	702,541
(Gains) losses on investments, net	964	43,450	(47,107)	(69,531)
Impairment of long-lived assets	—	—	711	245
Impairment loss on equity method investment	—	55,266	—	55,266
Litigation Expense	—	—	—	16,800
License fee dispute - India, net of non-controlling interests	—	(233)	—	(941)
Loss on Debt Repurchase	—	—	—	1,938
Foreign currency transaction (gains) losses, net	(5,288)	2,568	(5,235)	12,613
Adjusted EBITDA	$163,550	$159,524	$655,986	$718,931

Note on Use of Non-GAAP Financial Measures

EBITDA is defined as “Net income (loss)” excluding “Interest income, net,” “Interest expense, net of amounts capitalized,” “Income tax benefit (provision), net,” “Depreciation and amortization,” and “Net income (loss) attributable to non-controlling interests.”

Adjusted EBITDA is defined as EBITDA excluding Gains and losses on investments, net, Foreign currency transaction gains (losses), net, and other non-recurring or non-operational items. EBITDA and Adjusted EBITDA are not measures determined in accordance with US GAAP. EBITDA and Adjusted EBITDA are reconciled to Net income (loss) in the table above and should not be considered in isolation or as a substitute for operating income, net income or any other measure determined in accordance with US GAAP. Our management uses EBITDA and Adjusted EBITDA as measures of our operating efficiency and overall financial performance for benchmarking against our peers and competitors. Management believes that these non-GAAP measures provide meaningful supplemental information regarding the underlying operating performance of our business and are appropriate to enhance an overall understanding of our financial performance. Management also believes that EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors, and other interested parties to evaluate the performance of companies in our industry.

The consolidated financial statements of EchoStar for the periods ended December 31, 2022 are attached to this press release. Detailed financial data and other information are available in EchoStar’s Annual Report on Form 10-K for the period ended December 31, 2022 filed today with the Securities and Exchange Commission.

EchoStar will host a conference call to discuss its earnings on Thursday, February 23, 2023 at 1:00 p.m. Eastern Time. The conference call will be broadcast live in listen-only mode on EchoStar’s investor relations website at ir.echostar.com. To participate via telephone and ask a question, participants must register using an online form found at: https://register.vevent.com/register/BIa7c9b243b8424fd3af6e63301e48fac6.

About EchoStar Corporation

EchoStar Corporation (NASDAQ: SATS) is a premier global provider of satellite communications solutions. Headquartered in Englewood, Colo., and conducting business around the globe, EchoStar is a pioneer in secure communications technologies through its Hughes Network Systems and EchoStar Satellite Services business segments.

Safe Harbor Statement under the US Private Securities Litigation Reform Act of 1995

This press release may contain statements that are forward looking, as that term is defined by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s beliefs, as well as assumptions made by, and information currently available to, management. When used in this release, the words “believe,” “anticipate,” “goal,” “seek,” “estimate,” “expect,” “intend,” “project,” “continue,” “future,” “will,” “would,” “can,” “may,” “plans,” and similar expressions and the use of future dates are intended to identify forward‑looking statements. Although management believes that the expectations reflected in these forward‑looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. We assume no responsibility for the accuracy of forward-looking statements or information or for updating forward-looking information or statements. These statements are subject to certain risks, uncertainties, and assumptions. See “Risk Factors” in EchoStar’s Annual Report on Form 10-K for the period ended December 31, 2022 as filed with the Securities and Exchange Commission and in the other documents EchoStar files with the Securities and Exchange Commission from time to time.

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Contact Information

EchoStar Investor Relations	EchoStar Media Relations
Terry Brown Phone: +1 303-728-5179 Email: terry.brown@echostar.com	Sharyn Nerenberg Phone: +1 301-428-7124 Email: sharyn.nerenberg@echostar.com

ECHOSTAR CORPORATION
Consolidated Balance Sheets
(Amounts in thousands, except share and per share amounts)

	As of December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$704,541	$535,894
Marketable investment securities	973,915	1,010,496
Trade accounts receivable and contract assets, net	236,479	182,063
Other current assets, net	210,446	198,444
Total current assets	2,125,381	1,926,897
Non-current assets:
Property and equipment, net	2,237,617	2,338,285
Operating lease right-of-use assets	151,518	149,198
Goodwill	532,491	511,086
Regulatory authorizations, net	462,531	469,766
Other intangible assets, net	15,698	13,984
Other investments, net	356,705	297,747
Other non-current assets, net	317,062	338,241
Total non-current assets	4,073,622	4,118,307
Total assets	$6,199,003	$6,045,204

Liabilities and Stockholders' Equity
Current liabilities:
Trade accounts payable	$101,239	$109,338
Contract liabilities	121,739	141,343
Accrued expenses and other current liabilities	199,853	209,442
Total current liabilities	422,831	460,123
Non-current liabilities:
Long-term debt, net	1,496,777	1,495,994
Deferred tax liabilities, net	424,621	403,684
Operating lease liabilities	135,932	134,897
Other non-current liabilities	119,787	136,426
Total non-current liabilities	2,177,117	2,171,001
Total liabilities	2,599,948	2,631,124

Commitments and contingencies

ECHOSTAR CORPORATION
Consolidated Balance Sheets
(Amounts in thousands, except share and per share amounts)

Stockholders' equity:
Preferred stock, $0.001 par value, 20,000,000 shares authorized, none issued and outstanding at both December 31, 2022 and December 31, 2021	—	—
Common stock, $0.001 par value, 4,000,000,000 shares authorized:
Class A common stock, $0.001 par value, 1,600,000,000 shares authorized, 58,604,927 shares issued and 35,291,616 shares outstanding at December 31, 2022 and 58,059,622 shares issued and 38,726,923 shares outstanding at December 31, 2021	59	58
Class B convertible common stock, $0.001 par value, 800,000,000 shares authorized, 47,687,039 shares issued and outstanding at both December 31, 2022 and December 31, 2021	48	48
Class C convertible common stock, $0.001 par value, 800,000,000 shares authorized, none issued and outstanding at both December 31, 2022 and December 31, 2021	—	—
Class D common stock, $0.001 par value, 800,000,000 shares authorized, none issued and outstanding at both December 31, 2022 and December 31, 2021	—	—
Additional paid-in capital	3,367,058	3,345,878
Accumulated other comprehensive income (loss)	(172,239)	(212,102)
Accumulated earnings (losses)	833,517	656,466
Treasury shares, at cost, 23,313,311 and 19,332,699 shares at December 31, 2022 and 2021, respectively	(525,824)	(436,521)
Total EchoStar Corporation stockholders' equity	3,502,619	3,353,827
Non-controlling interests	96,436	60,253
Total stockholders' equity	3,599,055	3,414,080
Total liabilities and stockholders' equity	$6,199,003	$6,045,204

ECHOSTAR CORPORATION
Consolidated Statements of Operations
(Amounts in thousands, except per share amounts)

	For the years ended December 31,
	2022	2021	2020

Revenue:
Services and other revenue	$1,623,931	$1,715,287	$1,682,304
Equipment revenue	374,162	270,433	205,603
Total revenue	1,998,093	1,985,720	1,887,907
Costs and expenses:
Cost of sales - services and other (exclusive of depreciation and amortization)	569,755	551,679	577,943
Cost of sales - equipment (exclusive of depreciation and amortization)	292,318	231,975	166,435
Selling, general and administrative expenses	455,234	461,705	474,912
Research and development expenses	32,810	31,777	29,448
Depreciation and amortization	457,621	491,329	525,011
Impairment of long-lived assets	711	245	1,685
Total costs and expenses	1,808,449	1,768,710	1,775,434
Operating income (loss)	189,644	217,010	112,473
Other income (expense):
Interest income, net	50,900	22,801	39,982
Interest expense, net of amounts capitalized	(57,170)	(95,512)	(147,927)
Gains (losses) on investments, net	47,107	69,531	(31,306)
Equity in earnings (losses) of unconsolidated affiliates, net	(5,703)	(5,170)	(7,267)
Foreign currency transaction gains (losses), net	5,235	(12,613)	6,015
Other-than-temporary impairment losses on equity method investments	—	(55,266)	—
Other, net	3,210	(12,434)	195
Total other income (expense), net	43,579	(88,663)	(140,308)
Income (loss) before income taxes	233,223	128,347	(27,835)
Income tax benefit (provision), net	(66,675)	(65,626)	(24,069)
Net income (loss)	166,548	62,721	(51,904)
Less: Net loss (income) attributable to non-controlling interests	10,503	10,154	11,754
Net income (loss) attributable to EchoStar Corporation common stock	$177,051	$72,875	$(40,150)

Earnings (losses) per share - Class A and B common stock:
Basic	$2.10	$0.81	$(0.41)
Diluted	$2.10	$0.81	$(0.41)

ECHOSTAR CORPORATION
Consolidated Statements of Cash Flows
(Amounts in thousands)

	For the years ended December 31,
	2022	2021	2020

Cash flows from operating activities:
Net income (loss)	$166,548	$62,721	$(51,904)
Adjustments to reconcile net income (loss) to cash flows provided by (used for) operating activities:
Depreciation and amortization	457,621	491,329	525,011
Impairment of long-lived assets	711	245	1,685
Losses (gains) on investments, net	(47,107)	(69,531)	31,306
Equity in losses (earnings) of unconsolidated affiliates, net	5,703	5,170	7,267
Foreign currency transaction losses (gains), net	(5,235)	12,613	(6,015)
Deferred tax provision (benefit), net	21,430	37,664	18,147
Stock-based compensation	11,546	7,699	8,887
Amortization of debt issuance costs	783	2,381	4,324
Other-than-temporary impairment losses on equity method investments	—	55,266	—
Other, net	(3,711)	19,740	(12,501)
Changes in assets and liabilities, net:
Trade accounts receivable and contract assets, net	(50,959)	(2,334)	2,237
Other current assets, net	(6,456)	(7,303)	(12,984)
Trade accounts payable	8,825	(15,599)	(12,339)
Contract liabilities	(19,604)	36,774	3,509
Accrued expenses and other current liabilities	(3,649)	(84,621)	42,822
Non-current assets and non-current liabilities, net	(6,841)	80,012	(15,064)
Net cash provided by (used for) operating activities	529,605	632,226	534,388

Cash flows from investing activities:
Purchases of marketable investment securities	(1,067,461)	(1,651,608)	(2,799,838)
Sales and maturities of marketable investment securities	1,136,594	2,321,560	2,110,336
Expenditures for property and equipment	(325,891)	(438,430)	(408,798)
Expenditures for externally marketed software	(23,105)	(33,543)	(38,655)
India JV formation	(7,892)	—	—
Dividend received from unconsolidated affiliate	2,000	—	—
Sale of unconsolidated affiliate	7,500	—	—
Purchase of other investments	—	(50,000)	(5,500)
Sales of other investments	3,070	10,951	—
Net cash provided by (used for) investing activities	(275,185)	158,930	(1,142,455)

Cash flows from financing activities:
Repurchase and maturity of the 2021 Senior Unsecured Notes	—	(901,818)	—
Payment of finance lease obligations	(120)	(670)	(811)
Payment of in-orbit incentive obligations	(2,988)	(2,214)	(1,554)
Proceeds from Class A common stock options exercised	—	408	855
Proceeds from Class A common stock issued under the Employee Stock Purchase Plan	9,306	9,471	10,109
Treasury share repurchase	(89,303)	(261,436)	(43,458)
Contribution by non-controlling interest holder	—	9,880	18,241
Other, net	—	(966)	998
Net cash provided by (used for) financing activities	(83,105)	(1,147,345)	(15,620)

Effect of exchange rates on cash and cash equivalents	(2,306)	(3,749)	(1,390)
Net increase (decrease) in cash and cash equivalents	169,009	(359,938)	(625,077)
Cash and cash equivalents, including restricted amounts, beginning of period	536,874	896,812	1,521,889
Cash and cash equivalents, including restricted amounts, end of period	$705,883	$536,874	$896,812